Exhibit 99.1

NewsRelease

TransCanada Expects No Material Financial Impact From Proposed Tax Actions by the Federal Energy Regulatory Commission

HOUSTON, Texas - March 19, 2018 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) released the following statement regarding the Federal Energy Regulatory Commission’s (FERC) recent pronouncements on income tax matters with respect to pipeline ratemaking:

On March 15, 2018, FERC issued a Notice of Proposed Rulemaking (NOPR) and revised policy statement to address the treatment of income taxes for ratemaking purposes. There are two separate avenues for these changes to be addressed: the first is a NOPR, which focuses on evaluating and addressing impacts to pipeline tariffs in regards to income tax rate changes enacted through the Tax Cuts and Jobs Act of 2017 (U.S. Tax Reform); and the second is a revision to FERC’s long-standing income tax allowance policy to no longer permit master limited partnerships (MLPs) to recover an income tax allowance in their cost of service rates.

Approximately 50 percent of our U.S. Natural Gas Pipelines 2018 revenues are derived from negotiated or discounted tariffs and therefore would not be materially impacted by FERC’s actions. This percentage is expected to increase to approximately 65 percent in 2019 as our growth projects are placed into service. As part of the modernization settlement on Columbia Gas Transmission, we recently filed for, and FERC approved, implementation of a rate reduction due to the corporate tax rate changes on that system.

As noted previously in its annual disclosure documents and on its fourth quarter 2017 results call, TransCanada expects a modest increase in earnings and no fundamental change to its EBITDA guidance, payout metrics, financial flexibility or funding plans through 2020 as a result of U.S. Tax Reform. Furthermore, given that a sizeable portion of our U.S. Natural Gas Pipelines portfolio is held in corporate form, including ANR, Columbia Gas and Columbia Gulf, along with the composition of its revenue base and level of ownership in TC PipeLines, LP, changes to FERC’s tax allowance policy for MLPs are not expected to have a material financial impact on the Company.

TransCanada is currently reviewing details of these FERC actions and plans to file comments with FERC both individually and through our trade organizations. Once the public comment period is complete, we expect FERC to issue final order(s) sometime in the summer or in early fall 2018.

We appreciate that FERC is allowing TransCanada and our peers the opportunity to comment on this NOPR and that FERC recognizes there is not a one-size-fits-all solution. Each of our U.S. natural gas pipelines are unique, with different customer bases and contract structures. We will evaluate each of our pipelines individually to determine specific impacts and paths forward and will communicate additional information to the investment community after we complete our evaluation of the impacts and the final FERC order(s).

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America's leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Fourth Quarter 2017 Financial Highlights release and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Scott Castleman
304.357.2128 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522